

March 24, 2015

Via E-mail
Ms. Renee J. Peterson
Vice President and Chief Financial Officer
The Toro Company
8111 Lyndale Avenue South
Bloomington, Minnesota 55420-1196

      RE: **The Toro Company**
             Form 10-K for Fiscal Year Ended October 31, 2014
             Filed December 22, 2014
             File No. 001-08649

Dear Ms. Peterson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant